Exhibit 99.1

ASX Release April 30, 2024

AHI Commentary for the Quarter-Ended
March 31, 2024 and Appendix 4C

Highlights

●	AHI commercial partner, Bearn LLC, Sign 3 New Partners Further Boosting AHI Shared Revenue Streams.

●	AHI extends Master Services Agreement with UAE-based Pharmak Direct.

●	AHI Grants Extension to Changlin Exclusive License Completion.

●	AHI received its largest R&D reimbursement to date, of AUD$2,278,757.

Advanced Health Intelligence Ltd (ASX/NASDAQ:AHI) (’AHI’ or ‘the Company’) is pleased to share the Appendix 4C, outlining activities for the quarter ended March 31, 2024.

Despite an unexpected delay in expected funding, AHI secured alternative funding options, resulting in a staged funding package of up to AUD$15,000,000, with the first stage securing a private placement of AUD$1.957 million, coupled with an additional convertible note amounting to AUD$4 million (which is subject to shareholder approval). As previously outlined to the ASX on 15 April, 2024

Simultaneously, AHI’s new capabilities have been met with enthusiastic reception in the market, a clear reflection of the burgeoning demand from a spectrum of both longstanding and newly established commercial and strategic partnerships. Due to the trading suspension and delays, AHI granted time extensions to Pharmak Direct and Changlin. This will allow these organisations additional time to complete integrations and financing required.

In the first quarter, AHI’s strategic initiative to broaden commercial partnerships has continued positively with the significant growth Bearn has reported in signing 12 commercial partners for the User Data Sharing Platform (UDSP), which AHI believes will translate into significant revenue-generation under the revenue-sharing agreement between Bearn and AHI. This partnership with Bearn has not only broadened AHI’s product portfolio but have also laid a solid foundation for its revenue streams, underpinning a sturdy financial base for the organisation.

AHI made significant progress this quarter, strengthening our finances and operations. We’re well-positioned to focus on growth and increase shareholder value. Our successful financing efforts have positioned us to achieve our commercial goals, paving the way for success and stability.

During Q1 2024

AHI has made commercial progress through a series of strategic partnerships and innovative developments.

AHI has extended the Master Services Agreement integration period with Pharmak Direct, which will see AHI’s technology integrated into the e-script process with Pharmak Direct. This partnership includes a revenue model where AHI receives a portion of the e-script value and is expected to increase e-script order volumes substantially.

Moreover, AHI’s revenue-sharing partnership with Bearn LLC to develop and release the UDSP was launched with five new partners, and seven additional commercial contracts were signed. This platform will provide comprehensive health assessments and empower users to share their health data, leading to personalised health, wellness, and insurance solutions.

Lastly, AHI received a significant R&D tax incentive reimbursement of AUD$2,278,757 from the Australian Tax Office, which is a testament to AHI’s globally unique R&D strategies and its commitment to regulatory standards.

As previously announced to ASX on January 5, 2024 – AHI was pleased to inform shareholders that commercial partner, Bearn LLC (Bearn), had expanded the previously announced revenue sharing platform with three new partners to launch the User Data Sharing Platform (UDSP) in Q1, 2024.

Bearn has signed an additional three partners to the UDSP. Under the agreements, the partners have agreed to a combined 26,000 user data-sharing acquisitions monthly. Pricing has remained as per the previously announced per-user pricing of USD$30.00 – USD$100.00 per user.

Advanced Health Intelligence Ltd
ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

ASX Release April 30, 2024

As previously announced to ASX on December 27, 2023, Bearn was set to launch its user-empowered Information Sharing Engine in January 2024, having secured its first major client.

This innovative platform, seeded by AHI’s biometric assessment capabilities, has been completed and will be launched in a strategic revenue-sharing partnership. Bearn’s view of connecting users and providers is not just a step but a leap forward in transforming preventive healthcare, providing cutting-edge solutions tailored for individuals through this unique and personalised screening to intervene and prevent chronic health issues associated with obesity, heart disease, and diabetes. The key to this platform is to engage with everyone, healthy, young, and old, across all lifestyles and demographics. At Bearn, they believe everyone wants to be healthier but lacks access to the tools that can guide them in a personalised direction privately, selecting specific offerings to help them achieve their health goals.

Expected Commercial Partner Launches in Q2 2024

Upvio Healthtech.

Telehealth platform Upvio Healthtech was expected to launch in Q1 2024, and has had a minor delay which will now see the launch in Q2,2024.

Upvio offers comprehensive medical, health and wellness practitioners technology, including human imaging, feature-rich appointment scheduling, digital forms, video calls, virtual waiting rooms, asynchronous and synchronous chat, a patient portal, and the ability to integrate into existing software. Upvio enables geo-cloud storage for securely storing sensitive patient information, ensuring that patients’ data is always kept safe and secure. Upvio aims to be the first telehealth platform in the world with in-built contactless human imaging tools that can provide a scientifically validated health risk assessment in real- time.

This is a game-changing development, as it means that healthcare professionals can now obtain an accurate picture of a patient’s health and risk status more easily, conveniently, and affordably without the need for physical contact, drastically reducing the risk of malpractice. The platform is built on a digital-first ethos, with both patients and healthcare professionals in mind. It brings together the best-of-breed technologies, including AHI’s scanning and risk assessment capabilities.

Augmented Reality Concierge LLC (“ARC”)

ARC is expected to launch in Q2, 2024.

Augmented Reality Concierge, LLC is a unique Company that builds and implements state-of-the-art applications that empower consumers and companies to simplify and enhance their surroundings whilst improving the lives of their consumers. Using the latest proprietary, innovative technologies, the ARC’s creative tools are fun and exciting, allowing people to engage with them to realise their goals.

The ARC was created in 2019 to build a fitness application that uses augmented reality navigation to guide users in the gym and show them what to do and how to do it based on each gym’s specific equipment range. During this time, the ARC realised that the technology would solve similar problems confronting universities, airports, malls, grocery stores, and theme parks, to mention a few. The ARC then went a step further and designed a true “concierge” concept that caters to a Company’s or its consumer’s wants or needs.

Kalibra Pte Ltd

Kalibra is expected to launch AHI’s BodyScan and FaceScan to its users in Q2 2024.

Kalibra is a cutting-edge personalised health and longevity platform that leverages data-driven insights and real-time actions to enhance users’ healthspan. The Company focuses on helping users achieve a harmonious balance among the physical, mental, and social aspects of their health, directing their efforts and attention where it is most needed.

At the core of Kalibra’s approach is the application of rigorous scientific methods to an individual’s health, utilising precise diagnostics, measurements, advanced data analysis techniques, machine learning, and inferential statistics to quantify and analyse a user’s overall health. By translating modern scientific knowledge into practical actions, Kalibra empowers users to make informed decisions that contribute to extending their lifespan and improving their overall well-being.

Advanced Health Intelligence Ltd
ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

ASX Release April 30, 2024

AHI’s technology and Kalibra’s AI algorithms effectively consolidate various user data, including wearables, biomarkers, digital markers, and social and emotional factors.

This comprehensive approach enables the platform to present users with a real-time assessment of their health status and identify the most impactful actions they can take at any given moment.

In response to the demands of the connected consumer, Kalibra seamlessly integrates nutrition, exercise, sleep, mindfulness, relationships, and personal growth into a holistic journey towards improved healthspan.

AF-Scan expected to Launch in Q2, 2024

As previously announced on November 30, 2023 – AHI announced it intended to launch a Mobile Phone-Based Atrial Fibrillation (AF) Assessment tool, AF-Scan, in the second quarter of 2024. This will further expand the capabilities of the Biometric Health Assessment (BHA) with a medically approved application. AF-Scan is a groundbreaking development in the detection and management of atrial fibrillation, a common heart rhythm abnormality.

AF-Scan, which has received medical approval in multiple jurisdictions, including Australia, the EU, Singapore, the UAE, the UK, the USA, and Saudi Arabia, is designed to provide a convenient and accessible solution for monitoring atrial fibrillation. This technology will be especially beneficial given that up to 40% of AF patients are asymptomatic and that AF significantly increases the risk of stroke.

The condition is prevalent, affecting as many as 1 in 4 individuals over 40, and is associated with various comorbidities like hypertension, diabetes, heart failure, and obesity. The global prevalence of AF is approximately 60 million cases, and it contributes significantly to healthcare burdens and economic costs. The global market for AF is expected to grow substantially, driven by aging populations, lifestyle changes, and an increase in chronic diseases.

AF-Scan is part of AHI’s response to these challenges, incorporating innovative technology and research to aid in the effective management of AF. The tool will play a crucial role in early detection, as AF often goes undiagnosed due to its elusive and asymptomatic nature.

By providing an on-mobile device solution, AHI aims to facilitate more widespread and proactive monitoring of heart rhythms, which is essential in managing the condition and preventing serious complications like stroke and heart failure.

The launch of AF-Scan reflects AHI’s commitment to enhancing healthcare outcomes through innovative solutions, addressing a critical need in global health management, and positioning itself at the forefront of combating atrial fibrillation worldwide.

OneClinic Vietnam

As previously announced on November 30, 2023 - AHI entered a binding term sheet with OneClinic, aiming to revolutionise Vietnam’s healthcare system. This arrangement includes integrating AHI’s BHA into OneClinic’s EMR and PHR systems, targeting 1 million paid users within the first year post-launch. The initiative addresses Vietnam’s urgent need for scalable healthcare solutions amidst a high prevalence of chronic diseases;

Vlado Bosanac, Founder and Head of Strategy at AHI, said:

“Reflecting on the first quarter of 2024, AHI navigated through the prolonged trading halt and achieved considerable progress with funding and commercial partnerships.

Our presence in the MENA region has notably intensified with our presence at Arab Health, where we hosted over 60 meetings in the short but intense three days in late January. Additionally, we extended the Master Services Agreement with UAE-based Pharmak Direct. This partnership enhances our capacity for patient screening and medication management and showcases AHI’s flexibility in addressing the healthcare needs of diverse populations.

Advanced Health Intelligence Ltd
ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

ASX Release April 30, 2024

The announcement of a strategic AUD$15 million funding package secured in phases bolsters our financial foundation for continued growth. Concurrently, our alliance with Bearn LLC has seen the successful launch of the User Data Sharing Platform. This platform has attracted 12 commercial partners, indicating a potentially lucrative revenue prospect. The enthusiastic market response and establishment of a 50/50 revenue-sharing agreement will see significant revenue should Bearn achieve its user engagement targets.

These achievements pave the way for the launch of several partnerships in the coming quarter. Among them are our Mobile Phone-Based Atrial Fibrillation Assessment tool, AF-Scan, our collaboration with telehealth provider UPVIO, and partnerships with the personalised health and longevity platform Kalibra and the personal training platform Augmented Reality Concierge.

Reaffirming our commitment to research and development, AHI received a notable reimbursement of AUD$2,278,757 from the Australian Tax Office under the Research and Development Tax Incentive Scheme.

Collectively, these milestones chart a clear course for AHI’s future initiatives, assuring our stakeholders of our unwavering commitment to enhancing shareholder value and delivering advanced, patient-focused health solutions.”

Scott Montgomery, CEO at AHI, said:

“The Company has a very clear vision - to offer biometric health monitoring to billions of smartphone users globally. Pleasingly AHI is at the start of meaningful commercialisation of our unique technology with various healthcare and insurance partners around the world. At the start of 2024 AHI set the target of launching four commercial partners within H1-2024, signing two substantial new commercial partners and releasing a software-as-a-medical device certification. AHI is proud to report that it is delivering on these plans and within the next 90 days expect to inform shareholders that the Company has met all these milestones and set fresh targets for H2-2024. Operational momentum in AHI is strong.

With the unforeseen change in financing plans the Company has pivoted very successfully to arrange a AUD$15m funding package. AHI has engaged US investor interest to add to its strong investor base from Australia and recent shareholders from MENA. The Company now has a substantial base of capital available to access.

In closing, globally successful technology companies have many ingredients – the right talent on their team who build unique and often patentable technology which is then commercialised with partners whose missions are in sync. AHI has the team, it built the technology and its now working with a growing list of commercial partners like Bearn, Upvio, ARC, OneClinic and Pharmak to offer biometric screening to their millions of end-users on a quest to detect health risk earlier and intervene for a more proactive, scalable healthcare. This is where the Company is, and this is why the year 2024 is so exciting for AHI.”

Subsequent events

Extension to Changlin License Completion

On April 12, 2024, AHI announced that it has granted an extension to 30 June 2024 for the previously executed binding exclusive, perpetual license with Shanghai-based Changlin Network Technology Ltd (Changlin).

Changlin has continued to share advanced discussions with AHI regarding completing the Changlin funding program. Changlin is making progress towards acquiring the capital required under the agreement. In addition, Changlin has continued to advance commercial partnership discussions with some of China’s most prominent insurers and healthcare organisations. The depth and potential of these partnerships have greatly strengthened AHI’s confidence in Changlin’s endeavours. With this shared detail, AHI has granted the requested extension period.

Extension to Pharmak Direct MSA for further platform integration

On April 15, 2024, AHI announced that it has extended the previously executed Master Services Agreement (“MSA”) with Pharmak Direct, allowing the parties additional time to integrate the solutions, as set out in the terms and conditions of the MSA between AHI and Pharmak Direct. All other terms and conditions have remained the same, and the parties will work together over the 90-day extension to conclude integration and release in accordance with the previously executed MSA.

As previously disclosed, Dubai-based Pharmak Direct is a prominent stakeholder in the Middle Eastern e-script market, providing innovative digital home and workplace prescription delivery solutions. Pharmak Direct offers a comprehensive platform that enables payers, doctors, and patients to manage prescriptions and delivery.

Advanced Health Intelligence Ltd
ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

ASX Release April 30, 2024

Under the terms of the MSA, with the assistance of AHI, Pharmak Direct will integrate the AHI Biometric Health Assessment capabilities, enhancing the e-script patient experience and facilitating cost-effective medication and health management solutions with the Pharmak Direct ESPS. Once integrated, Pharmak Direct is committed to delivering the e-script and screening solution to all current and future Pharmak Direct partners. This is intended to seamlessly provide health data directly into the joint AHI / Pharmak ESPS, further providing Health insurers, government, and healthcare professionals with valuable insights into the patient’s overall health status.

Funding update

On April 15, 2024, the Company released details of an AUD$15 million funding package, pursuant to a funding update referred to in the Company’s Quarterly update for the quarter ended 31 December 2023.

Full details of the update can be found in that announcement; however, it is summarised below.

Oakley Capital Engagement and AUD$6million Funding

AHI has executed strategic capital-raising initiatives structured with Oakley Capital Partners Pty Ltd (Oakley Capital) in two initial parts.

Part 1: Share Placement

The Company is, by way of a private placement to sophisticated and professional investors, seeking to issue investors 29,000,000 fully paid ordinary shares (Shares) at AUD$0.0675 cents a Share and 14,500,000 options to acquire Shares (Options) at AUD$0.10 cent strike price to be exercised within 3 years, raising AUD$1,957,500 (before costs). Settlement of the Placement is subject to and conditional on the Company’s securities being reinstated to trading on the ASX.

The issue of these Options is subject to shareholder approval under ASX Listing Rule 7.1 at a general meeting of shareholders that is expected to be held this June (June General Meeting).

Oakley Capital is acting as Lead Manager for this placement. Oakley will receive an 6% cash fee on amounts raised by Oakley Capital, 1,000,000 Shares and 5,000,000 Options at an exercise price of AUD$0.10 cents to expire three years from the issue date. The issue of these Shares and Options is subject to shareholder approval under ASX Listing Rule 7.1.

Part 2: Obsidian Convertible Note Arrangement

The Company has secured a convertible note agreement with Obsidian Global Partners (Obsidian) to raise up to $4 million. Obsidian is a New York City-based alternative investment management firm focused on providing growth-oriented capital to public and private companies globally. Oakley Capital introduced Obsidian to AHI under its capital raising mandate with AHI. Subject to:

●	execution of definitive documentation prior to the June General Meeting;

●	AHI maintaining a market capitalisation of at least AUD$10 million; and

●	AHI obtaining shareholder approval under ASX Listing Rule 7.1 at the June General Meeting to issue the convertible notes.

AHI will draw down AUD$1.25 million from this facility, leaving a balance of AUD$2.75 million available for future drawdowns at the Company’s discretion.

AHI’s ability to make the initial and any future draw downs is subject to obtaining shareholder approval, the Company will accordingly seek approval under ASX Listing Rule 7.1 to draw down up to AUD$4 million under this facility at the June General Meeting. The term of this facility is 18 months from the initial drawdown, offering AHI flexibility in timing and financial planning.

Advanced Health Intelligence Ltd
ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

ASX Release April 30, 2024

The key terms of this Convertible Note facility with Obsidian are set out below:

Maturity Date	18 months from the date of issue

Face Value

Each Convertible Note will have a face value equal to 110% of the investment amount. i.e. a Convertible Note with a face value of AUD$1.10 for each AUD$1 drawn down, such that the Convertible Note holder will receive Convertible Notes with an aggregate face value of AUD$1.375 million for the initial AUD$1.25 million to be drawn down by the Company.

Interest	Nil

Conversion Price	The Convertible Notes can be converted at a 10% discount to the lowest 3 daily VWAPs in the 10 trading days prior to the date of each conversion notice.

Non-Conversion Period	The noteholder(s) will not convert any of the initial AUD$1.25 million drawn down for 45 days from the initial investment being received by AHI.

Draw down conditions

Draw down of the initial $1.25 million under this facility is subject to a) execution of definitive documentation prior to the June General Meeting; b) AHI having received shareholder approval under ASX Listing Rule 7.1 for the issue of the relevant Convertible Notes; and c) AHI maintaining a market capitalisation on ASX of at least AUD$10 million.

Each subsequent drawdown of this facility (following the initial drawdown) is also subject to AHI having received shareholder approval under ASX Listing Rule 7.1 within the 3 months preceding the relevant draw down to issue the applicable Establishment Shares (as that term is defined below).

Repayment flexibility	At any time, the Company may prepay the outstanding balance of the face value of the Convertible Notes by giving 5 days’ notice in writing to the Convertible Note holder.

Conversion

At any time before the Maturity Date, the noteholder may elect to convert into fully paid ordinary shares in the capital of AHI (Shares). The number of Shares is determined by the following formula: Number of Shares = Face Value / Conversion Price. On the Maturity Date (to the extent not converted or repaid earlier), AHI must redeem the outstanding Convertible Notes by paying the outstanding amount to noteholder(s) in cash.

Security

The Company will issue a number of Shares (to be determined) to the Convertible Note holder as security for its obligations under these Convertible Notes (Security Shares), in lieu of security being granted over assets. The issue of the Security Shares is subject to AHI shareholder approval under ASX Listing Rule 7.1, to be sought at the June General Meeting.

The Security Shares can be used to offset any conversions that take place (to avoid the requirement to issue any further new Shares), and any unused Security Shares will be returned to the Company on maturity (i.e. bought back for zero consideration and cancelled).

Other terms	The notes are otherwise on customary terms and conditions, including representations and events of default to be further outlined in definitive documents.

Advanced Health Intelligence Ltd
ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

ASX Release April 30, 2024

As a fee payable on each draw down, AHI will issue to the Convertible Note holder Shares with a value of 2.5% of the amount being drawn down from the facility (Establishment Shares). The deemed issue price each of the Establishment Shares will be equal to the conversion price of the notes that are being issued under the applicable draw down.

As a fee payable to Oakley Capital for the initial A$1.25 million draw down of this Convertible Notes Facility, at the time of that draw down AHI will:

●	pay Oakley Capital a cash fee of an amount equal to 6% of the draw down (being equal to A$75,000 for the initial draw down); and

●	issue Oakley Capital 2,500,000 Options at an exercise price of A$0.10 cents to expire three years from the issue date (on the same terms as the attaching Options to be issued to Placement participants) (Establishment Options).

For any subsequent draw downs, Oakley Capital will receive a cash fee of 6% of the gross proceeds raised under each draw down, and an aggregate of 2,500,000 Options at an exercise price of A$0.10 cents to expire three years from the issue date (on the same terms as the attaching Options to be issued to Placement participants) (Subsequent Options).

The number of Subsequent Options to be issued will be determined on pro-rata basis based on the value of that draw down and a maximum of A$2.75 million being available under the subsequent drawdowns.

AHI will seek shareholder approval under ASX Listing Rule 7.1 at the June General Meeting to issue the Establishment Shares, the Establishment Options, and the Subsequent Options.

The Company has engaged Oakley Capital for 12 months. The fees payable in relation to this engagement are set out above. Oakley Capital will continue to address capital-raising opportunities for the Company in Australia when and if required.

As noted above, AHI will seek approval under ASX Listing Rule 7.1 at the June General Meeting to issue up to AUD$4m worth of Convertible Notes under this Convertible Note facility with Obsidian. To the extent that less than AUD$4m worth of convertible notes are issued to Obsidian within three months of the June General Meeting, AHI may seek a fresh shareholder approval to issue these notes and may not issue any further notes until it has done so.

USD$5m Convertible Note

In addition to the funding arrangements described above, the Company will, subject to obtaining shareholder approval at the June Meeting pursuant to Listing Rule 7.1, seek to place USD$5,000,000 in convertible notes to sophisticated investors (the “Convertible Notes”).

Advanced Health Intelligence Ltd
ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

ASX Release April 30, 2024

The key terms of the facility are set out below:

Maturity Date	36 months from the date of issue

Face Value	USD$1 per Convertible Note

Interest

Interest accrues on the principal amount of the notes at a rate of 10% per annum (calculated from the date of issue of the Convertible Note less interest already paid, on a non-compounding basis and based on the actual days elapsed and a year of 365 days calculated daily).

Repayment

If a Convertible Note has not converted by the Maturity Date, the Face Value of the Convertible Note, together with any outstanding Interest, must be repaid by the Company, to a bank account nominated by the holder within 20 business days of the Maturity Date.

Neither party has the right to redeem the Convertible Notes prior to the Maturity Date.

Conversion

Subject to receiving a conversion request from the holder, the Face Value of the Convertible Notes and any accrued and unpaid interest shall convert into AHI fully paid ordinary shares (“AHI Share”) at the deemed conversion price of AUD$0.20 per AHI Share.

Security	The Convertible Notes, when issued, will be unsecured obligations of the Company. However, the Company will consider any reasonable request by the noteholder to be granted security.

Other terms	The notes are otherwise on customary terms and conditions.

The USD$5m convertible note raising that was described in AHI’s December 2023 quarterly update is not proceeding and will be replaced by the placement of convertible notes that is described above.

Advanced Health Intelligence Ltd
ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

R&D advance

AHI also intends to obtain an advance on its FY2024 R&D grant. The proposed terms of the advance are set out below. AHI is currently in advanced discussion with its existing research and development (R&D) funding organisation to secure up to a AUD$1.5 million loan advance. This anticipated funding is set against the R&D reimbursement AHI expects to receive in 2024 from the Australian Government’s R&D Tax Incentive scheme. The basis for this advancement includes calculations on historical and anticipated expenditures by AHI on research and development activities. A significant development in this context is AHI’s qualification, obtained in 2023, for International R&D reimbursement.

AHI will update the market once the terms of the R&D grant advance are finalised, but it is expected that the grant will be provided on the following terms:

●	a coupon rate of 15% per annum will be applied to the advance;

●	interest is payable monthly in advance until the advance is discharged; and

●	the repayment of the advance will be secured against AHI’s 2024 R&D Grant, which will be received in early 2025, at which time the advance will be discharged.

For a more comprehensive review of the AHI shareholder and market releases, please go to: https://www.ahi.tech/investors

Item 6.1 - Appendix 4C attached.

Item 6.1 on the attached Appendix 4C relates to the Directors fees paid to the Company’s non-executive Directors during the quarter.

The Chairman and CEO of Advanced Health Intelligence Ltd has approved this announcement.

For more information, contact:

Scott Montgomery Chief Executive Officer	Vlado Bosanac Founder/Head of Strategy

Advanced Health Intelligence Ltd E: admin@ahi.tech	Advanced Health Intelligence Ltd E: admin@ahi.tech

Advanced Health Intelligence Ltd
ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Name of entity

Advanced Health Intelligence Ltd

ABN	Quarter ended (“current quarter”)

85 602 111 115	31 March 2024

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000

1.	Cash flows from operating activities
1.1	Receipts from customers	3	61
1.2	Payments for
	(a) research and development	(3)	(18)
	(b) product manufacturing and operating costs	-	(17)
	(c) advertising and marketing	(175)	(554)
	(d) leased assets	(1)	(2)
	(e) staff costs	(1,620)	(4,203)
	(f) administration and corporate costs	(187)	(1,998)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	10	12
1.5	Interest and other costs of finance paid	(68)	(146)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	2,284	2,309
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	243	(4,556)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	(194)
	(b) businesses	-	-
	(c) property, plant and equipment	-	(2)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	100
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	-	(96)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	490	2,555
3.2	Proceeds from issue of convertible debt securities	-	1,500
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(30)	(57)
3.5	Proceeds from borrowings	200	200
3.6	Repayment of borrowings	(1,352)	(1,619)
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	(692)	2,579

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	461	2,104
4.2	Net cash from / (used in) operating activities (item 1.9 above)	243	(4,556)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	(96)

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(692)	2,579
4.5	Effect of movement in exchange rates on cash held	(1)	(20)
4.6	Cash and cash equivalents at end of period	11	11

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	11	461
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	11	461

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1 [1]	(6)
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

1.	Director’s fees paid to our non-executive board members

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	1,725,459	1,725,459
7.4	Total financing facilities	-	-
7.5	Unused financing facilities available at quarter end		-

7.6

Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

Other financing facility is represented by a Convertible Note Facility. The term of the facility is 24 months, with interest accruing on the facility at 10% per annum (calculated daily) and is compounded quarterly in arrears. The investors may elect to redeem the outstanding principal amount and interest on the loans in cash on the maturity date.

Subject to receipt of prior Company shareholder approval, loans and interest may be converted into fully paid ordinary shares in the Company, at the investor’s election, at a conversion price equal to A$0.30 per share.

Each investor may only request to convert the loans into Shares any time after the earlier of the first 6 months of advance of the loans to the Company and the date that the AHI share price on the ASX trades at or above a floor price of A$0.35, by sending to the Company a written conversion request. On receipt of a conversion request, the Company must seek shareholder approval to convert the loans into Shares within two months.

At any time prior to the Maturity Date, the Company may notify the investors that it intends to raise capital to repay the outstanding amount under the facility in cash. In this circumstance, AHI will pay a 10% break fee on the outstanding loan funds and interest.

	Estimated cash available for future operating activities	$A’000

8.1	Net cash from / (used in) operating activities (item 1.9)	243
8.2	Cash and cash equivalents at quarter end (item 4.6)	11
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	11
8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	N/A

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

        Answer: N/A

8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

       Answer: N/A. For completeness, refer to the company’s funding announcement released on the ASX on 15 April 2024.

8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

        Answer: N/A

        Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	30 April 2024

Authorised by:	By the Board
(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.